CUSIP No. 747582104	SCHEDULE 13D	Page 1 of 7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)

QUALITY SYSTEMS, INC.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

747582104
(CUSIP Number)

Mary Ann Frantz
Miller Nash LLP
111 S.W. Fifth Avenue, Suite 3400
Portland, Oregon  97204
Telephone:  (503) 224-5858
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ahmed Hussein
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: United States of America and Egypt
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 9,334,700
8. Shared Voting Power: 0
9. Sole Dispositive Power: 5,993,844
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,334,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 15.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 747582104	SCHEDULE 13D	Page 3 of 7

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) amends and supplements the Schedule 13D filed by Ahmed Hussein as most recently amended and supplemented by Amendment No.12 to the Schedule 13D filed with the Securities and Exchange Commission on June 18, 2012 (“Amendment No. 12”).

Item 1.  SECURITY AND ISSUER

This Amendment No. 13 relates to the common stock, par value $0.01 per share (the “QSI Common Stock” or the “Shares”), of Quality Systems, Inc., a California corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 18111 Von Karman Avenue, Suite 700, Irvine, California 92612.

Item 2.  IDENTITY AND BACKGROUND

(a) – (c) Mr. Hussein’s address is 630 Fifth Avenue, Suite 2258, New York, New York 10111-0100.  He is chairman of the board of National Investment Company, Cairo, Egypt, which he founded in 1996.  Mr. Hussein’s principal occupation is managing investments for himself and his family.

(d) Mr. Hussein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Mr. Hussein, during the last five years, has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hussein has dual citizenship in Egypt and the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds for Mr. Hussein’s acquisition of Shares was his personal funds in the total amount of approximately $8 million.  All or part of the Shares held by Mr. Hussein may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to Mr. Hussein.  Such loans generally bear interest at a rate based on the broker’s call rate from time to time in effect.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.  PURPOSE OF TRANSACTION

Mr. Hussein is filing this Amendment No. 13 to report the sale of Shares of QSI Common Stock and to report on recent events relating to his proxy contest with the Issuer.  Despite the sale of Shares, Mr. Hussein will have sole voting power over 9,334,700 Shares through the date of the Issuer’s annual meeting of shareholders to be held on August 16, 2012 (the “2012 Annual Meeting”), and any postponement or adjournment thereof.

On June 15, 2012, Mr. Hussein delivered a letter to the Issuer nominating Murray F. Brennan, M.D., Patrick B. Cline, Thomas R. DiBenedetto, Ian A. Gordon, Ahmed D. Hussein, Lieutenant General (Ret) John “Mike” McDuffie and John “Jack” Mueller (together, the “Nominees”), as set forth therein, for election to the Issuer’s Board of Directors (the “Board”)  at the 2012 Annual Meeting.

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On June 18, 2012, Mr. Hussein issued a press release announcing his nomination of the Nominees for election to the Board at the 2012 Annual Meeting, a copy of which is attached to Amendment No. 12 as Exhibit 99.1.

Beginning July 20, 2012, Mr. Hussein furnished proxy materials to the Issuer’s shareholders seeking election of his Nominees.

On July 30, 2012, Mr. Hussein issued a press release announcing the Nominees’ unanimous decision to choose Lieutenant General (Ret) Mike McDuffie as the non-executive chairman of the Board, if the Nominee’s slate constitutes a majority of the Board following the 2012 Annual Meeting.  A copy of the press release filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2012, is attached as Exhibit 5.

As long as Mr. Hussein owns enough shares in the Issuer he has the right under California law to be represented on the Board. Yet the Issuer’s Chairman and its Board have succeeded completely in marginalizing Mr. Hussein’s ability to participate in the Board’s function.

 The Issuer claims that it did not know about Mr. Hussein’s margin accounts until recently. This is clearly false, as certain of Mr. Hussein’s brokers contacted the Issuer’s lawyers prior to establishing margin accounts and well before the Board adopted its insider trading policy in July 2011.  In addition, Mr. Hussein stated that his Shares were held in accounts with margin capabilities in his proxy statement in 2008, as well as in subsequent filings with the SEC.

Following the substantial loss that Mr. Hussein (as well as other shareholders) suffered as a result of the drop in the Issuer’s share price by almost 70% since late September 2011, the Board is trying to divert the attention of the shareholders from the Issuer’s poor financial performance by attacking Mr. Hussein for exercising his economic and legal rights.  A copy of the press release that was filed with the SEC on July 27, 2012, noting the 33% drop in stock price on the previous day and responding to the Issuer’s attacks, is attached as Exhibit 6.

The Issuer has been engaged in a campaign of irrationally and unjustly excoriating Mr. Hussein for recent sales of his Shares forced by the precipitous drop in the Issuer’s share price.  Mr. Hussein and his lawyers have communicated to the Board repeatedly that it has absolutely no right to try to enforce any restrictions on Mr. Hussein and his Shares that are not required by law, and that the Issuer has absolutely no way to enforce.  A copy of a letter to the Issuer’s general counsel from Mr. Hussein’s lawyers dated August 1, 2011, is attached as Exhibit 7. The Issuer has failed to respond to these objections.

Mr. Hussein reserves all his rights to defend himself against those who are making irresponsible attacks on his motives and integrity in an attempt to blacken his name.

In connection with the 2012 Annual Meeting, Mr. Hussein and Mr. Cline entered into a letter agreement pursuant to which Mr. Hussein has agreed to indemnify Mr. Cline against claims arising from the solicitation of proxies from the Issuer’s shareholders in connection with the 2012 Annual Meeting and any related transactions.

Dr. Brennan owns 6,000 Shares, 4,000 of which are restricted.  Mr. Hussein disclaims being a member of a group with Dr. Brennan and each of the other Nominees as a result of Mr. Hussein’s nomination of the Nominees for election to the Board at the 2012 Annual Meeting, their efforts to solicit proxies or otherwise.

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Mr. Hussein holds the Common Stock for investment.  Mr. Hussein does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein. Mr. Hussein intends to review his investment in the Issuer on a continuing basis and engage in discussions with management, the board and other shareholders of the Issuer, as well as other relevant parties, concerning the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial performance and strategic direction, actions taken by the Issuer’s board, other investment opportunities available to Mr. Hussein, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, future developments at the Issuer, and his views of the manner in which the Issuer is governed in the future, Mr. Hussein may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation:

●	continuing to hold his shares of Common Stock for investment;

●	purchasing additional shares;

●	selling some or all of his shares, including potential sales by his brokers as a result of margin calls or otherwise pursuant to agreements relating to his brokerage accounts;

●	pledging some or all of his shares as collateral for loans or margin accounts;

●	making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer;

●	commencing legal proceedings against certain directors of the Issuer;

●	continuing to call on the present independent directors of the Issuer to investigate the Chairman’s independence, independently of the Chairman;

●	pursuing discussions with other shareholders and third parties regarding alternatives for corporate governance involving the Issuer or to maximize shareholder value therein;

●	seeking to change the composition of and/or seek further representation on the board and solicit proxies or written consents from other shareholders of the Issuer;

●	resigning as a director of the Issuer; or

●	changing his intention with respect to any and all matters referred to in this Item 4.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

The percentages used in this filing are calculated based on the number of Shares of Common Stock, 59,342,817, reported as the number of outstanding Shares as of June 18, 2012, in the Issuer’s Definitive Proxy Statement filed with the SEC on July 13, 2012.  Mr. Hussein will have sole voting power over 9,334,700 Shares through the date of the 2012 Annual Meeting and any postponement or adjournment thereof.

(a)	Aggregate number of shares beneficially owned: 9,334,700

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Percentage: 15.7%

(b)	1. Sole power to vote or to direct vote: 9,334,700
2. Shared power to vote or to direct vote: 0
3. Sole power to dispose or to direct the disposition: 5,993,844
4. Shared power to dispose or to direct disposition: 0

(c)	In the past 60 days Mr. Hussein sold shares of Common Stock as follows:

Date	Number of Shares	Price Per Share		Total Sale Price

07/26/12	724,478	$15.84	(1)	$11,475,732
07/26/12	100,069	$16.34	(2)	$1,635,127
07/26/12	35,500	$17.50	(3)	$621,250
07/26/12	2,000	$18.17	(4)	$36,340
07/27/12	14,983	$15.62	(5)	$234,034
07/27/12	452,040	$16.31	(6)	$7,372,772
07/30/12	1,038,133	$16.13	(7)	$16,745,085
07/30/12	3,600	$16.87	(8)	$60,732
07/31/12	970,053	$16.10	(9)	$15,617,853

(1) The price reported is a weighted average price.  These shares were sold in multiple transactions at prices ranging from $15.05 to $16.04, inclusive.  The reporting person will provide to the Issuer, any shareholder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1) through (9).

(2) The price reported is a weighted average price.  These shares were sold in multiple transactions at prices ranging from $16.05 to $17.03, inclusive.

(3) The price reported is a weighted average price.  These shares were sold in multiple transactions at prices ranging from $17.05 to $18.04, inclusive.

(4) The price reported is a weighted average price.  These shares were sold in multiple transactions at prices ranging from $18.05 to $18.30, inclusive.

(5) The price reported is a weighted average price.  These shares were sold in multiple transactions at prices ranging from $15.44 to $15.79, inclusive.

(6) The price reported is a weighted average price.  These shares were sold in multiple transactions at prices ranging from $15.80 to $16.74, inclusive.

(7) The price reported is a weighted average price.  These shares were sold in multiple transactions at prices ranging from $15.85 to $16.84, inclusive.

(8) The price reported is a weighted average price.  These shares were sold in multiple transactions at prices ranging from $16.85 to $16.98, inclusive.

(9) The price reported is a weighted average price.  These shares were sold in multiple transactions at prices ranging from $15.94 to $16.56, inclusive.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than an option agreement between the Issuer and Mr. Hussein relating to 5,000 Shares granted on September 9, 2008, with an exercise price of $22.81, vesting in four equal annual installments and expiring on September 9, 2015, agreements between the Issuer and Mr. Hussein relating to grants of restricted stock and restricted stock units, and the information set forth in Item 4, which is incorporated by reference, Mr. Hussein has not entered into any agreements with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

CUSIP No. 747582104	SCHEDULE 13D	Page 7 of 7

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Form of Nonqualified Stock Option Agreement for 2005 Stock Incentive Plan. Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed June 5, 2007.
2	Form of Outside Directors Amended and Restated Restricted Stock Agreement. Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed February 9, 2010.
3	Form of Restricted Stock Unit Agreement. Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed August 15, 2011.
4	Press Release dated June 18, 2012. Incorporated by reference to Exhibit 99.1 to Amendment No. 12 filed June 18, 2012.
5	Press Release dated July 30, 2012.
6	Press Release dated July 27, 2012.
7	Letter to James J. Sullivan dated August 1, 2011.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     August 1, 2012

/s/ Ahmed Hussein
Ahmed Hussein